SECU

18000773

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing

JUL 30 2018

Washington, DC

SEC FILE NUMBER
8-43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1,2017 AND ENDING May 31, 2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 2700
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

JUL 30 2018

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leon Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF Sentry Securities, Inc., as of July 27, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MAYRA E. JUAREZ
Notary Public - California
San Francisco County
Commission # 2197223
My Comm. Expires May 14, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SF Sentry Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2008.]

EISNERAMPER LLP
San Francisco, California
July 27, 2018

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2018

Assets

Cash	$	367,412
Commissions receivable		165,447
Total assets	$	532,859

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	228,591
Due to Affiliate		37,173
Total liabilities		265,764
Stockholders' equity:		
Common stock - no par value; authorized 100,000 shares, issued and outstanding 55,000 shares		95,000
Retained earnings		172,095
Total stockholders' equity		267,095
Total liabilities and stockholders' equity	$	532,859

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2018

Revenues:	
Private placement fees	$ 8,160,905
Securities commissions	275,203
Other income	15,682
Total revenues	8,451,790
Expenses:	
Commission expense	7,838,128
Rent and office expenses	216,980
Clearance and execution fees	115,049
Taxes and licenses	40,168
Employee compensation and benefits	54,902
Professional fees	212,618
Total expenses	8,477,845
Net loss before income tax	(26,055)
Income tax provision	(800)
Net loss	$ (26,855)

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2018

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, May 31, 2017	55,000	$ 95,000	$ 198,950	$ 293,950
Net loss	-	-	(26,855)	(26,855)
Balances, May 31, 2018	55,000	$ 95,000	$ 172,095	$ 267,095

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2018

Cash flows from operating activities:	
Net loss	$ (26,855)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in commissions receivable and other	281,572
Decrease in due to affiliate	(15,009)
Decrease in accounts payable and accrued liabilities	(233,552)
Total adjustments	33,011
Net cash provided by operating activities	6,156
Net increase in cash	6,156
Cash, beginning of year	361,256
Cash, end of year	$ 367,412
Supplemental information:	
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

SF Sentry Securities, Inc. (the "Company") was incorporated on June 25, 1990 in the state of California. In November 1990, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities and private placement fees. Royal Bank of Canada (RBC) provides clearing services to the Company.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The company also maintains its cash in a deposit accounts with RBC which is not federally insured. Additionally the $100,000 cash is held in a deposit account at RBC which is a requirement of the clearing firm.

Revenue Recognition

Securities commission revenue and related expenses arising from securities transactions are also recorded on a trade-date basis as reported by the clearing broker. Private placement fee revenue is recognized as per the terms of respective agreements at the completion of the transaction. Principal transactions revenue and related expenses arising from principal transactions are also recorded on a trade-date basis.

Recent Accounting Pronouncements

In May 2014 the FASB issued new accounting guidance accounting standards update number. 2014-09 ("ASU 2014-09') revenue from contracts with customers, on revenue recognition. The new standard provide for a single five-step model to be applied to all the revenue contracts with customer as well a requires additional financial statement disclosure that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have the option to use either a retrospective approach or a cumulative effect adjustment approach to implement the standard. ASU 2014-09 is effective for annual reporting periods beginning after Dec 15, 2017, including interim periods with in that reporting period. The Company completed its implementation analysis, including identification of revenue stream and reviews of customer contracts under ASU2014-09 framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the

2. Summary of Business and Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

potential impact of the new revenue recognition standards on its Statement of Financial condition and has not identified any material changes in the timing of revenue recognition.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based on upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Related Party Transactions

R. Dirickson owns 95% of the Company and owns 50% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company are also employees of San Francisco Sentry Investment Group, Inc.

R. Dirickson is also a 99% owner and member of SF Sentry, LLC

3. Related Party Transactions (continued)

The Company is also affiliated through an operations umbrella with the following investment advisors: Sivia Capital LLC, Sivia Capital Investments LLC, Sentry Advisors LLC, and Fideras Series LLC.

The Company has an expense sharing agreement with San Francisco Sentry Investment Group under which the affiliate may submit expenses to the Company for reimbursement. The expense sharing agreements allows for reimbursement of certain employees compensation, related benefits, payroll taxes and rent. During the year ending May 31, 2018 San Francisco Sentry Investment Group submitted expenses to the Company in the amount of $180,920 in accordance with the expense sharing agreement. In addition San Francisco Sentry Investment Group allocated additional expenses totaling $143,926. to the Company as a result of certain additional expenses that were incurred during the year. The expenses comprised Professional fees of $106,753 and Rent and office expense of $37,173 which are included in the accompanying statement of operations. The Company reimburses San Francisco Investment Group from time to time at its discretion.

During the year ended May 31, 2018, the Company earned $275,203 in securities commissions from accounts managed by the affiliated registered investment advisors.

During the year ended May 31, 2018 the company earned private placement fees from transacting in the private placement of stock of private companies. Two registered representatives of the Company are also investors in one of these private companies through their family vehicles and one registered representative is also related to a former or current officer and/or director of two of these private companies. The private placement fees earned from the transactions in private placement of stock of these private companies described above total $1,109,169 during the year ended May 31, 2018.

4. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2018.

5. Lease Obligations

Until October 2010, the Company leased office space along with two affiliated companies, which was accounted for as an operating lease. Effective November 1, 2010, an affiliated company signed a new lease agreement with the landlord and the Company ceased to be the signatory on the lease. Effective the same day, the Company entered into a sub-lease agreement with the affiliated company to lease part of the office on a month-to-month basis. This lease can be cancelled at any time and is accounted for as an operating lease.

5. Lease Obligations (continued)

There are no future minimum lease payments to the affiliate under the lease. Rent expense for the year ended May 31, 2018 was approximately $120,000.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 At May 31, 2018, the Company had net capital of $258,823 which was $158,823 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.03 to 1. The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

7. Income Taxes

The components of income tax expense for the year ended May 31, 2018 are as follows:

Current	
State	$ 800
Income tax expense	$ 800

For California state income tax purposes, at May 31, 2018, the Company had a net operating loss carryforward totaling $ 333,169 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2028 through 2038. For Federal income tax purposes, at May 31, 2018, the Company had a net operating loss carryforward totaling $283,990 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2036 through 2038. The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain. The Company believes the net effect of temporary differences is immaterial and has not recorded any deferred tax assets or liabilities resulting from these temporary differences.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2018

1. Total ownership equity from Statement of Financial Condition			267,095	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			267,095	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			267,095	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	8,272	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(8,272)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			258,823	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 258,823	3750

OMIT PENNIES

Note A: Non-allowable assets (6A)

Receivable from Private Placement	8,272.
Total	$ 8,272.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2018

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 17,718	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14. Excess net capital (line 10 less 13)		$ 158,823	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$ 138,823	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$265,764	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 265,764	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			102.68%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2018

1. Reconciliation of Computation of Net Capital with Company's Computation (included in Part II of Form X-17A-5 as of May 31, 2018)

	Net Capital	Aggregate Indebtedness	Percentage
Computation as reported in Company's Part II of Form X-17A-5 FOCUS report (unaudited)	$ 258,823	$ 265,764	102.68%
Adjustments:	0	0	
Computation per Schedule I (audited)	$ 258,823	$ 265,764	102.68%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EISNERAMPER

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SF Sentry Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SF Sentry Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 27, 2018

San Francisco Sentry

100 Pine Street, Suite 2700
San Francisco, CA 94111
www.sfsentry.com

p 415.229.9000
f 415.434.8043

SF Sentry Securities' Exemption Report

SF Sentry Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R . §240.17a-5, "Reports to be made by certain brokers and dealers") .This Exemption Report was prepared as required by 17 C.F.R. §240 .17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R . §240.15c3-3 under the following provisions of 17C.F.R. §240 .15c3-3 (k) (2) (ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2) (ii) throughout the most recent fiscal year without exception.

SF Sentry Securities, Inc.

I, Lee Root, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

President

07/26/2018

EISNERAMPER

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Stockholders of
SF Sentry Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by SF Sentry Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended May 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended May 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended May 31, 2018, noting a difference of $147;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended May 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 05-31-2018

Read carefully the instructions in your Working Copy before completing this Form

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-43191 FINRA MAY 11/19/1990
SF SENTRY SECURITIES INC
100 PINE STREET STE 2700
SAN FRANCISCO, CA 94111-5102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LEE ROOT 415 229-9000

2. A. General Assessment (item 2e from page 2)		$ 9,627.57
B. Less payment made with SIPC-6 filed (exclude interest)		(4,065.68)
_____ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,561.89
G. PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ Total (must be same as F above)	$ 5,561.89	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SF SENTRY SECURITIES INC.
(Name of Corporation, Partnership or other organization)

Lee Root
(Authorized Signature)

CFO
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 06-01-2017
and ending 05-31-2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,451,643.72
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,033,262.06
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,418,381.66
2e. General Assessment @ .0015	$ 9,627.57 (to page 1, line 2.A.)